BBQ Tools – Prior Investor Communications

A New BBQ Project I'd Love Your Input On

Heath Hall Nov 18, 2025, 10:48 AM
<[redacted]
to Mark

Hi Mark,

I hope you're doing well. I wanted to reach out and share some exciting news from the BBQ side of my world. We're gearing up to launch a crowdfunding raise on Wefunder for a new spinoff from Pork Barrel BBQ called **BBQ Tools**. This isn't public yet, but I wanted to pass along our Wefunder preview page and would really value your thoughts given your background in outdoor retail and investing: https://wefunder.com/bbqtools

We've been testing the BBQ Tools concept for a while, and the early results have been extremely promising. BBQ Tools is an e-commerce–focused brand, and we're already seeing strong traction with our grill covers, brushes, and tool sets on Amazon and Walmart.com. In fact, we've become a **Top 10 grill cover seller across all of Walmart.com** — if you search "grill cover" or "grill brush" on Walmart.com, you'll see our listings.

This upcoming raise will help us purchase additional inventory for our current product line and expand into the fast-growing flat-top griddle tool and cover market.

Thanks for taking a look. I'd love to catch up — let me know a good time to connect and talk it through.

Best,
Heath

Wefunder Disclosure:
BBQ Tools is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Early Access: BBQ Tools Investment Opportunity

Heath Hall Mon, Mar 2, 1:03 PM
<[redacted]
to Scott

Hi Scott,

I hope you're doing well and the year is off to a good start. It's March! That means baseball is right around the corner. How are you feeling about your Brewers? We've got high hopes for the Royals this season. I'm looking forward to the World Baseball Classic and seeing some competitive games. The USA is stacked!

I'm reaching out to share an early-stage investment opportunity that I believe could align with your interests.

We are launching **BBQ Tools**, a new division of *Pork Barrel BBQ*, and are preparing to open a Regulation Crowdfunding raise on Wefunder. This is not yet public — we are currently in a private "Test the Waters" phase — and I wanted to share it with you early so you can review and gauge your level of interest.

BBQ Tools is a spinoff from our Shark Tank–featured brand, Pork Barrel BBQ — a proven consumer business with distribution in Costco, Sam's Club, Walmart, and Amazon. After generating more than $400,000 in online sales, achieving profitability in year one, and validating strong product-market fit, we are ready to scale into the high-demand grilling and outdoor cooking tools category.

We are raising capital via Wefunder under Regulation Crowdfunding at a $10M pre-money valuation, with early-bird terms available on the first $300K committed.

Why we believe BBQ Tools is compelling:

- Led by experienced founders with a track record of building a nationally distributed BBQ brand.
- Positioned within the ~$8.5B U.S. outdoor cooking market.
- Products designed by championship pitmasters and tested in real-world conditions, differentiated from commodity competitors.
- Proven traction, including top-10 grill cover rankings on Walmart.com and strong 4.6+ star customer reviews.
- Capital will fund inventory expansion, new griddle tool launches, and accelerated brand visibility through strategic marketing and marketplace growth.

You can review the opportunity here:
https://wefunder.com/bbq.tools

We are actively seeking both investors and introductions. We are also looking to identify a small group of lead investors in the $25K–$50K range to build early momentum before publicly launching the raise.

I would welcome the opportunity to discuss this with you directly and would greatly appreciate any introductions to others in your network who may have interest in backing our team in this growing category.

Happy to set up a brief call at your convenience. I truly believe this is a venture with meaningful upside and strong early traction.

Best,
Heath

Wefunder Disclosure: BBQ Tools is “testing the waters” to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited, and none will be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

Invitation to Join Us in Building BBQ Tools

Heath Hall Wed, Apr 15, 11:23 AM
<[redacted]
to kevin

Hi Kevin,

I hope you’re doing well.

I wanted to share something we’ve been working on at Pork Barrel BBQ that I’m really excited about—our new venture, BBQ Tools. We’re building a line of high-quality, affordable outdoor cooking tools and accessories, and we’re seeing strong early traction, including growing momentum on Walmart.com and with our upcoming griddle product line.

We’ve just launched a crowdfunding raise on Wefunder to support our next phase of growth—primarily funding initial production and expanding our product lineup ahead of peak grilling season.

I wanted to personally invite you to take a look and consider supporting if it’s of interest. You can invest as little as $100 and be part of what we’re building.

To reward early supporters, we’re offering a 20% Early Bird bonus on the first $150,000 committed through Wefunder. This is available on a first-come, first-served basis.

Here’s the link to learn more and reserve an investment:

https://wefunder.com/bbq.tools

No pressure at all—I just wanted to share it with people I know and trust. Even taking a look or sharing feedback would mean a lot.

Thanks as always for your support! Here's to a summer filled with grilling and BBQ!

Best,
Heath

Disclosure:
This is an offering under Regulation Crowdfunding (Reg CF). Investing in startups and early-stage businesses involves risk, including the potential loss of your entire investment. This communication is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities.

We're Building Something Big in BBQ — Join Us Early

Heath Hall Wed, May 13, 2:56 PM
<[redacted]>

Friends & Family,

Fifteen years ago, we started Pork Barrel BBQ with a simple idea, a lot of passion, and a belief that great BBQ could build something much bigger than just a product line.

That journey took us from competition BBQ... to Shark Tank and a deal with Barbara Corcoran... to national retailers like Costco, Sam's Club, Walmart, and Amazon.

Now we're building the next chapter.

We recently launched BBQ Tools, a new Pork Barrel BBQ spinoff focused on premium grill tools, grill covers, griddle accessories, and outdoor cooking products. The outdoor cooking category is exploding right now — especially flat-top griddles and backyard cooking accessories — and we believe we are positioned at exactly the right place and time.

The momentum has been incredible already:

- Over $400,000 in online sales
- Profitable in our first year
- Strong traction on Walmart.com and Amazon

- Growing demand across multiple product categories
- Expansion into one of the fastest-growing areas in outdoor cooking

Because of that momentum, we're now opening an investment round on Wefunder and inviting people who believe in what we're building to invest alongside us.

To reward early supporters, we're offering a 20% Early Bird bonus on the first $150,000 committed through Wefunder. This is available on a first-come, first-served basis.

This isn't just another startup idea. We're already selling products, growing rapidly, and building on years of brand credibility and customer loyalty in the BBQ space.

If you've ever enjoyed our products, supported our journey, shared a meal with us, or believed in what we're building, we'd truly love to have you be part of this next chapter.

Investments start at just $100.

https://wefunder.com/bbq.tools

The early support matters tremendously because strong early momentum helps drive broader visibility on the Wefunder platform and helps accelerate our growth.

We genuinely believe outdoor cooking is becoming much more than a hobby — it's becoming a massive lifestyle category and long-term consumer trend. We're building BBQ Tools to help lead that future.

Thank you for all the support over the years. We wouldn't be here without this community behind us.

Let's keep building.

Heath Hall
Co-Founder
Pork Barrel BBQ / BBQ Tools

Disclosure:
This is an offering under Regulation Crowdfunding (Reg CF). Investing in startups and early-stage businesses involves risk, including the potential loss of your entire investment. This communication is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities.

BBQ Tools: Nearly $60,000 in Reservations—Help Us Build What's Next
Inbox

Heath Hall <[redacted] Fri, Oct 16, 1:58 PM
to me,

Hi Friends,

I wanted to send one final update before our planned public launch—and personally invite you to join us for the next chapter of Pork Barrel BBQ.

BBQ Tools has reached $59,550 in reservations on Wefunder, surpassing our $50,000 prelaunch reservation goal. We're now in the final stages of preparation and anticipate opening the offering for investment this month, subject to completing the required filings and platform requirements.

Over the summer, we launched six new griddle products, including covers, burger presses, and spatulas. We're excited to build on that progress, expand our product line, and bring BBQ Tools to more backyard cooks across the country.

Proposed Early Bird Opportunity: $90,450 Remains Unreserved

We expect to offer a **20% early bird bonus on qualifying investments within the first $150,000**, subject to the terms of any eventual offering.

With $59,550 in current nonbinding reservations, **$90,450 remains unreserved relative to that proposed $150,000 early bird allocation.** If you've been considering participating, this is an opportunity to express your interest ahead of our planned launch.

The proposed bonus is an investment incentive, not a guaranteed return. Final bonus terms, eligibility, and allocation procedures will be established in the offering materials; a reservation alone does not guarantee bonus eligibility.

Here are two ways you can help this week:

1. Reserve $100 or More This Week—Help Us Launch with Momentum.

Early support can make a meaningful difference. A strong base of reservations heading into our planned public launch can help demonstrate interest and attract more attention as new people discover BBQ Tools on Wefunder.

By reserving now and completing your investment once the offering opens, you can help us build that early momentum, expand the campaign's reach, and introduce BBQ Tools to a larger audience.

[Explore BBQ Tools and Make Your Reservation]

2. Share This Opportunity with Five People.

Please think of five friends, family members, or colleagues who might be interested in BBQ Tools. Forward this email, share our Wefunder link, or introduce them to us. We'd welcome the opportunity to answer their questions and share more about our plans.

Thank you for supporting Pork Barrel BBQ over the years. Building this business has always been about bringing people together around great food, and I'd love to have you alongside us as we build what's next.

Heath Hall
Co-Founder, Pork Barrel BBQ / BBQ Tools

Testing-the-waters disclosure: BBQ Tools is gauging interest in a potential Regulation Crowdfunding offering. No money or other consideration is being solicited, and if sent, it will not be accepted. No offer to buy securities can be accepted, and no part of the purchase price can be received, until an offering statement is filed with the SEC; any investment would be made only through the intermediary's platform. A reservation is an indication of interest and involves no obligation or commitment of any kind. Investing in an early-stage business involves risk, including the possible loss of your entire investment.

---------- Forwarded message ---------
From: **Brett Thompson** <[redacted]
Date: Tue, Apr 21, 2026 at 1:27 PM
Subject: BBQ Tools Crowdfunding Campaign

We've launched a new venture called BBQ Tools, focused on creating high-quality, affordable outdoor cooking tools and accessories. We're already seeing strong early traction - including growing momentum on Walmart.com and with our upcoming griddle product line.

We've just launched a crowdfunding raise on Wefunder, and I wanted to share it with you before it goes public: https://wefunder.com/bbq.tools

We’re currently offering a 20% Early Bird bonus on the first $150,000 invested, and you can participate with as little as $100 to own a piece of BBQ Tools.

Would love to catch-up - both on politics and BBQ Tools. Let me know a time that works for you.

Brett

Wefunder Disclosure: BBQ Tools is “testing the waters” to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

Pork Barrel BBQ
Published by Brett Thompson · October 23 at 8:46 AM

It was awesome to finally meet Sam Alswang and Johnny Price, President of Wefunder, in person last night! We had a great conversation about our BBQ Tools crowdfunding campaign, which has already generated over $60,000 in reservations! 🚀🍖

The Wefunder event brought together more than 100 people, all excited about the incredible opportunities crowdfunding can create for entrepreneurs, small businesses, and growing brands.

We're excited about the momentum we're building with BBQ Tools and grateful for everyone who has shown interest and supported our journey so far!

🔥 Check out BBQ Tools and follow our progress:
👉 https://wefunder.com/bbq.tools

BBQ Tools is "testing the waters" to gauge interest in a potential Regulation Crowdfunding offering. Reservations are nonbinding indications of interest, not investments. No money is being solicited or accepted at this stage.

#porkbarrelbbq #BBQTools #BBQCommunity #wefunder #regulationcrowdfunding #crowdfunding #entrepreneurship See less



Pork Barrel BBQ
Published by **Brett Thompson** · **September 24**

BBQ Tools - We've passed $50,000 in reservations

Over the past few months, we've made real progress building BBQ Tools. We've now passed $50,000 in reservations, leaving less than $100,000 remaining for our 20% early bird bonus. Learn more here - https://wefunder.com/bbq.tools

A lot of you already know us from Pork Barrel BBQ. Others are just meeting us through BBQ Tools. Either way, we're glad you're here.

As we get closer to the public launch, we'll use these updates to share product news, behind-the-scenes moments, the occasional recipe, and what we're learning along the way. Thanks for taking a look and being part of this early chapter.

Brett and Heath

Disclaimer: BBQ Tools is testing the waters to gauge interest in a potential Regulation Crowdfunding offering. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities can be accepted, and no purchase price can be received, until a Form C is filed and then only through Wefunder. Any indication of interest involves no obligation or commitment of any kind. **See less**


BBQ TOOLS

See insights and ads

Boost post

Pork Barrel BBQ
Published by Instagram · September 18 ·

BBQ brings people together. It's how we celebrate, connect, and make memories—and it's the reason we started Pork Barrel BBQ.

We're excited to announce that we've reached $50,000 in reservations for our upcoming BBQ Tools Wefunder campaign! Thank you to everyone who has expressed interest in being part of what we're building next. 🔥

There's still just over $90,000 in early bird reservations eligible for the 20% bonus. If you'd like to follow along, reserve your spot and be among the first to know when the campaign launches:

Reserve your spot on Wefunder at www.wefunder.com/bbq.tools

BBQ Tools is "testing the waters" to gauge interest in a potential Regulation Crowdfunding offering. Reservations are nonbinding indications of interest, not investments. No money is being solicited or accepted at this stage.

#PorkBarrelBBQ #BBQTools #BBQCommunity #Wefunder #RegulationCrowdfunding See less



JOIN US.
LET'S BUILD THIS TOGETHER.
BBQ BRINGS PEOPLE TOGETHER. IT'S HOW WE CELEBRATE, CONNECT, AND CREATE MEMORIES.
NOW YOU CAN BE PART OF BUILDING THE BRAND THAT MAKES THOSE MOMENTS POSSIBLE.
RESERVE YOUR SPOT
BE THE FIRST TO KNOW WHEN OUR WEFUNDER CAMPAIGN LAUNCHES.
BBQ Tools is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Pork Barrel BBQ is with **porkbarrelbbq.bbqtools**.
Published by Instagram · June 18 · Super Sweet · bldgs ·

BBQ Legend Dave "Sweet Baby Ray" Raymond Becomes an Early Supporter of porkbarrelbbq.bbqtools!

We have some exciting news. Dave "Sweet Baby Ray" Raymond—founder of Sweet Baby Ray's BBQ Sauce and one of the most successful entrepreneurs in barbecue history—has officially become an early supporter of BBQ Tools!

Learn more here - https://wefunder.com/bbq.tools

Dave built Sweet Baby Ray's from a family recipe into America's best-selling barbecue sauce brand. We've been fortunate to know him as a friend and mentor for years, and having someone of his magnitude validate our vision is incredibly humbling.

While we're extremely grateful for his early support, we're equally excited to tap into his decades of experience. His expertise in building products, retail relationships, and immense customer loyalty in the backyard cooking space will be an invaluable resource as we grow.

Whether you've been a customer, follower, or supporter from the beginning—or you're just discovering BBQ Tools today—we would be honored to have you join us on this journey. The future of backyard cooking is being built right now, and we're just getting started.

#bbq #bbqtools #sweetbabyray #porkbarrelbbq

———————————————-

BBQ Tools is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. **See less**



BBQ TOOLS
BBQ LEGEND
SWEET BABY RAY
BECOMES AN EARLY SUPPORTER!
You've trusted Pork Barrel BBQ flavor for years. Now, one of BBQ's absolute legends, Sweet Baby Ray, is helping us create the TOOLS that pit-masters and fans have been demanding.
LEARN MORE & JOIN US
Please Visit https://wefunder.com/bbq.tools to learn more.

Pork Barrel BBQ

Pork Barrel BBQ
Published by Brett Thompson · April 19 ·

We've set up an early bird perk for the people who get in on the BBQ Tools raise before we hit $150,000 raised: 20% off your investment.

You can reserve your spot on Wefunder today starting at $100. See the campaign page on Wefunder → https://wefunder.com/bbq.tools

We're sharing this opportunity with you first because this community is who we built the brand with. You followed us through Pork Barrel, through Shark Tank, through all of it.

Once we hit $150K, the early bird discount is gone. We're already on our way there.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. **See less**


BBQ TOOLS
NASDAQ
FIFTEEN YEARS.
SHARK TANK. PORK BARREL BBQ.
NOW BBQ TOOLS.
20% DISCOUNT FOR INVESTORS WHO GET IN BEFORE $150K RAISED.
This Reg CF offering is made available through Wefunder Portal, member FINRA.
Investing is speculative, illiquid, and involves risk, including possible loss of your entire investment

Pork Barrel BBQ
Published by SocialPilot · April 9 ·

You've followed Brett and Heath through Pork Barrel BBQ. Now they're building something new.

Too much of the gear out there still falls short once it's actually in use. Tools that feel fine in the store and fail at the cookout. BBQ Tools was built to fix that, by people who have spent fifteen years in the category as competitive cooks, brand builders, and pitmasters.

We started this business because we knew there was room for something better. The early response has given us confidence to keep going.
We wanted the people who have been with us since the Pork Barrel days to hear about the raise before it goes wider. The campaign page is live on Wefunder, a platform where everyday people can invest starting at $100.

You can reserve now to get 20% off your investment before we hit $150K. Reserve your spot now → https://bit.ly/4t4IxY1

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. **See less**


BBQ TOOLS
PORK BARREL BBQ
YOU FOLLOWED BRETT AND HEATH THROUGH PORK BARREL BBQ.
NOW THEY'RE BUILDING BBQ TOOLS.
AND THE PORK BARREL COMMUNITY GET 20% OFF BEFORE ANYONE ELSE.
This Reg CF offering is made available through Wefunder Portal, member FINRA.
Investing is speculative, illiquid, and involves risk, including possible loss of your entire investment.

Pork Barrel BBQ
Published by SocialPilot · April 7 ·

We put real thought into the investor perks for this raise. Here's what you get when you back BBQ Tools on Wefunder:

20% off your investment if you're in before we hit $150,000 raised. Free tools. Secret recipes. A personal cooking experience with Heath. And more.

We wanted the perks to feel like something you'd actually want, from people who actually cook.

See the full list and reserve your spot on Wefunder → https://bit.ly/4t1BWgY

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. **See less**


BBQ TOOLS
EARN PERKS WHEN YOU INVEST
$250+
The Founder's Nod:
Heath's BBQ Smoking Temp Guide (digital), an invitation to the private BBQ Tools Founder's Circle community, and your name listed on our Founding Investors page.
$500+
The Host's Essentials Kit:
Everything above, plus a high-quality BBQ Grill Brush and a custom-branded BBQ Tools apron. For the person who takes hosting seriously.
$1,000+
The Griddle Master's Pack:
Everything above, plus early access to our unreleased Flat-Top Griddle Tools and Heath's private, investor-only Pork Butt Recipe. These tools are not available anywhere yet.
$5,000+
The Insider's Access Package:
Everything above, plus a spot in an exclusive live Zoom cooking class with Heath. Small group. Real recipes. The kind of tips you only get from someone who has competed at the highest level.
$10,000+
The Pitmaster's BBQ Crawl*:
Everything above, plus a private Kansas City BBQ Crawl with Heath and Brett. You and a guest. A full day at the places we actually go. Surprise guests along the way.
$25,000+
The Investor's Exclusive Day Long Cooking Class*:
Everything above, plus a full day of hands-on cooking with Heath, Brett, and a small group of fellow top investors. Signature BBQ Tool Set and premium Grill Cover included.
This Reg CF offering is made available through Wefunder Portal, member FINRA.
Investing is speculative, illiquid, and involves risk, including possible loss of your entire investment.

Pork Barrel BBQ
Published by SocialPilot · April 2 ·

We've set up an early bird perk for the people who get in on the BBQ Tools raise before we hit $150,000 raised: 20% off your investment.
We're sharing this opportunity with you first because this community is who we built the brand with. You followed us through Pork Barrel, through Shark Tank, through all of it.

Once we hit $150K, the early bird discount is gone. We're already on our way there.

You can reserve your spot on Wefunder today starting at $100. See the campaign page on Wefunder → https://bit.ly/4t7nqo1

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. **See less**


BBQ TOOLS
PORK BARREL BBQ
INVEST IN BBQ TOOLS BEFORE WE HIT
$150K RAISED AND GET 20% OFF.
RESERVE YOUR SPOT ON
WEFUNDER STARTING AT $100.
This Reg CF offering is made available through Wefunder Portal, member FINRA.
Investing is speculative, illiquid, and involves risk, including possible loss of your entire investment.

Pork Barrel BBQ
351 followers
1mo •

BBQ brings people together. It's how we celebrate, connect, and make memories —and it's the reason we started Pork Barrel BBQ.

We're excited to announce that we've reached $50,000 in reservations for our upcoming BBQ Tools Wefunder campaign! Thank you to everyone who has expressed interest in being part of what we're building next. 🔥
There's still just over $90,000 in early bird reservations eligible for the 20% bonus. If you'd like to follow along, reserve your spot and be among the first to know when the campaign launches:

Reserve your spot on Wefunder at www.wefunder.com/bbq.tools.

BBQ Tools is "testing the waters" to gauge interest in a potential Regulation Crowdfunding offering. Reservations are nonbinding indications of interest, not investments. No money is being solicited or accepted at this stage.

#PorkBarrelBBQ #BBQTools #BBQCommunity #Wefunder #RegulationCrowdfunding


JOIN US.
LET'S BUILD THIS TOGETHER.
BBQ BRINGS PEOPLE TOGETHER. IT'S HOW WE CELEBRATE, CONNECT, AND CREATE MEMORIES.
NOW YOU CAN BE PART OF BUILDING THE BRAND THAT MAKES THOSE MOMENTS POSSIBLE.
RESERVE YOUR SPOT
BE THE FIRST TO KNOW WHEN OUR WEFUNDER CAMPAIGN LAUNCHES.
BBQ Tools is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Heath Hall and 2 others

Pork Barrel BBQ
351 followers
6mo •

You've followed Brett and Heath through Pork Barrel BBQ. Now they're building something new.

Too much of the gear out there still falls short once it's actually in use. Tools that feel fine in the store and fail at the cookout. BBQ Tools was built to fix that, by people who have spent fifteen years in the category as competitive cooks, brand builders, and pitmasters.

We started this business because we knew there was room for something better. The early response has given us confidence to keep going.

We wanted the people who have been with us since the Pork Barrel days to hear about the raise before it goes wider. The campaign page is live on Wefunder, a platform where everyday people can invest starting at $100.

You can reserve now to get 20% off your investment before we hit $150K.
Reserve your spot now → https://bit.ly/4t4IxY1

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


BBQ TOOLS
PORK BARREL BBQ
YOU FOLLOWED BRETT AND HEATH THROUGH PORK BARREL BBQ.
NOW THEY'RE BUILDING BBQ TOOLS.
AND THE PORK BARREL COMMUNITY GET 20% OFF BEFORE ANYONE ELSE.
This Reg CF offering is made available through Wefunder Portal, member FINRA.
Investing is speculative, illiquid, and involves risk, including possible loss of your entire investment

4

Pork Barrel BBQ
351 followers
6mo •

We put real thought into the investor perks for this raise. Here's what you get when you back BBQ Tools on Wefunder:
20% off your investment if you're in before we hit $150,000 raised. Free tools. Secret recipes. A personal cooking experience with Heath. And more.

We wanted the perks to feel like something you'd actually want, from people who actually cook.

See the full list and reserve your spot on Wefunder → https://bit.ly/4t1BWgY

#BBQTools #Wefunder #Founders #RegCF

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


BBQ TOOLS
EARN PERKS WHEN YOU INVEST
$250+
The Founder's Nod:
Heath's BBQ Smoking Temp Guide (digital), an invitation to the private BBQ Tools Founder's Circle community, and your name listed on our Founding Investors page.
$500+
The Host's Essentials Kit:
Everything above, plus a high-quality BBQ Grill Brush and a custom-branded BBQ Tools apron. For the person who takes hosting seriously.
$1,000+
The Griddle Master's Pack:
Everything above, plus early access to our unreleased Flat-Top Griddle Tools and Heath's private, investor-only Pork Butt Recipe. These tools are not available anywhere yet.
$5,000+
The Insider's Access Package:
Everything above, plus a spot in an exclusive live Zoom cooking class with Heath. Small group. Real recipes. The kind of tips you only get from someone who has competed at the highest level.
$10,000+
The Pitmaster's BBQ Crawl*:
Everything above, plus a private Kansas City BBQ Crawl with Heath and Brett. You and a guest. A full day at the places we actually go. Surprise guests along the way.
$25,000+
The Investor's Exclusive Day Long Cooking Class*:
Everything above, plus a full day of hands-on cooking with Heath, Brett, and a small group of fellow top investors. Signature BBQ Tool Set and premium Grill Cover included.
This Reg CF offering is made available through Wefunder Portal, member FINRA.
Investing is speculative, illiquid, and involves risk, including possible loss of your entire investment.

2

1 repost

Pork Barrel BBQ
351 followers
7mo •

We've set up an early bird perk for the people who get in on the BBQ Tools raise before we hit $150,000 raised: 20% off your investment.

We're sharing this opportunity with you first because this community is who we built the brand with. You followed us through Pork Barrel, through Shark Tank, through all of it.

Once we hit $150K, the early bird discount is gone. We're already on our way there.

You can reserve your spot on Wefunder today starting at $100. See the campaign page on Wefunder → https://bit.ly/4t7nqo1

#BBQTools #Wefunder #EarlyBird #RegCF

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


BBQ TOOLS
INVEST IN BBQ TOOLS BEFORE WE HIT $150K RAISED AND GET 20% OFF.
RESERVE YOUR SPOT ON WEFUNDER STARTING AT $100.
This Reg CF offering is made available through Wefunder Portal, member FINRA.
Investing is speculative, illiquid, and involves risk, including possible loss of your entire investment.

Pork Barrel BBQ
351 followers
7mo •

If you're the person everyone counts on at the cookout, you already know the difference between tools that work and tools that let you down.

That's exactly why we built BBQ Tools. And if you've been following us through Pork Barrel BBQ, we wanted you to hear about it first.

Over the past fifteen years, we built Pork Barrel BBQ from scratch. We started as competitive cooks, took the brand to Shark Tank, and spent years learning what serious cooks actually care about. BBQ Tools is the next chapter. We're building products for people who cook with high standards and no patience for tools that bend, crack, or fail under pressure.

Brett and Heath are raising money to grow the brand, and the campaign page is now live on Wefunder.

You've been with us from the Pork Barrel days. We wanted you in first. Click "Watch For Updates" on the campaign page to hold your spot
→ https://bit.ly/4bWwTYC

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


BBQ TOOLS
NASDAQ
FIFTEEN YEARS.
SHARK TANK. PORK BARREL BBQ.
NOW BBQ TOOLS.
20% DISCOUNT FOR INVESTORS
WHO GET IN BEFORE $150K RAISED.
This Reg CF offering is made available through Wefunder Portal, member FINRA.
Investing is speculative, illiquid, and involves risk, including possible loss of your entire investment.

6 1 repost


JOIN US.
LET'S BUILD THIS TOGETHER.
BBQ BRINGS PEOPLE TOGETHER. IT'S HOW WE CELEBRATE, CONNECT, AND CREATE MEMORIES.
NOW YOU CAN BE PART OF BUILDING THE BRAND THAT MAKES THOSE MOMENTS POSSIBLE.
RESERVE YOUR SPOT
BE THE FIRST TO KNOW WHEN OUR WEFUNDER CAMPAIGN LAUNCHES.
BBQ Tools is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

porkbarrelbbq

porkbarrelbbq BBQ brings people together. It's how we celebrate, connect, and make memories—and it's the reason we started Pork Barrel BBQ.

We're excited to announce that we've reached $50,000 in reservations for our upcoming BBQ Tools Wefunder campaign! Thank you to everyone who has expressed interest in being part of what we're building next. 🔥

There's still just over $90,000 in early bird reservations eligible for the 20% bonus. If you'd like to follow along, reserve your spot and be among the first to know when the campaign launches:

Reserve your spot on Wefunder at www.wefunder.com/bbq.tools

BBQ Tools is "testing the waters" to gauge interest in a potential Regulation Crowdfunding offering. Reservations are nonbinding indications of interest, not investments. No money is being solicited or accepted at this stage.

#PorkBarrelBBQ #BBQTools #BBQCommunity #Wefunder #RegulationCrowdfunding

6w

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September 18

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BBQ TOOLS
BBQ LEGEND
SWEET BABY RAY
BECOMES AN EARLY SUPPORTER!
You've trusted Pork Barrel BBQ flavor for years. Now, one of BBQ's absolute legends, Sweet Baby Ray, is helping us create the TOOLS that pit-masters and fans have been demanding.
LEARN MORE & JOIN US
Please Visit https://wefunder.com/bbq.tools to learn more.

porkbarrelbbq

porkbarrelbbq BBQ Legend Dave "Sweet Baby Ray" Raymond Becomes an Early Supporter of @porkbarrelbbq.bbqtools!

We have some exciting news. Dave "Sweet Baby Ray" Raymond—founder of Sweet Baby Ray's BBQ Sauce and one of the most successful entrepreneurs in barbecue history—has officially become an early supporter of BBQ Tools!

Learn more here - https://wefunder.com/bbq.tools

Dave built Sweet Baby Ray's from a family recipe into America's best-selling barbecue sauce brand. We've been fortunate to know him as a friend and mentor for years, and having someone of his magnitude validate our vision is incredibly humbling.

While we're extremely grateful for his early support, we're equally excited to tap into his decades of experience. His expertise in building products, retail relationships, and immense customer loyalty in the backyard cooking space will be an invaluable resource as we grow.

Whether you've been a customer, follower, or supporter from the beginning—or you're just discovering BBQ Tools today—we would be honored to have you join us on this journey. The future of backyard cooking is being built right now, and we're just getting started.

#bbq #bbqtools #sweetbabyray #porkbarrelbbq

BBQ Tools is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

19w

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June 18

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Post


BBQ TOOLS
PORK BARREL BBQ
YOU FOLLOWED BRETT AND HEATH
THROUGH PORK BARREL BBQ.
NOW THEY'RE
BUILDING BBQ TOOLS.
AND THE PORK BARREL COMMUNITY
GET 20% OFF BEFORE ANYONE ELSE.
This Reg CF offering is made available through Wefunder Portal, member FINRA.
Investing is speculative, illiquid, and involves risk, including possible loss of your entire investment.

porkbarrelbbq

porkbarrelbbq You've followed us through Pork Barrel BBQ. Now we're building something new.

Too much of the gear out there still falls short once it's actually in use. Tools that feel fine in the store and fail at the cookout. BBQ Tools was built to fix that, by people who have spent fifteen years in the category as competitive cooks, brand builders, and pitmasters.

We started this business because we knew there was room for something better. The early response has given us confidence to keep going.

We wanted the people who have been with us since the Pork Barrel days to hear about the raise before it goes wider. The campaign page is live on Wefunder, a platform where everyday people can invest starting at $100.

You can reserve now to get 20% off your investment before we hit $150K. Reserve your spot now → Link in bio

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

23w

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Liked by **heathhall** and **14 others**

May 26

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BBQ TOOLS
PORK BARREL BBQ
YOU FOLLOWED BRETT AND HEATH
THROUGH PORK BARREL BBQ.
NOW THEY'RE
BUILDING BBQ TOOLS.
AND THE PORK BARREL COMMUNITY
GET 20% OFF BEFORE ANYONE ELSE.
This Reg CF offering is made available through Wefunder Portal, member FINRA.
Investing is speculative, illiquid, and involves risk, including possible loss of your entire investment.

porkbarrelbbq

porkbarrelbbq You've followed Brett and Heath through Pork Barrel BBQ. Now they're building something new.

Too much of the gear out there still falls short once it's actually in use. Tools that feel fine in the store and fail at the cookout. BBQ Tools was built to fix that, by people who have spent fifteen years in the category as competitive cooks, brand builders, and pitmasters.

We started this business because we knew there was room for something better. The early response has given us confidence to keep going.
We wanted the people who have been with us since the Pork Barrel days to hear about the raise before it goes wider. The campaign page is live on Wefunder, a platform where everyday people can invest starting at $100.

You can reserve now to get 20% off your investment before we hit $150K. Reserve your spot now → Link in bio

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

29w

porkbarrelbbq #BBQTools #Wefunder #Founders #RegCF #BBQ #Griddle #BlackStone

29w Reply

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April 9

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BBQ TOOLS
EARN PERKS WHEN YOU INVEST
$250+
The Founder's Nod:
Heath's BBQ Smoking Temp Guide [digital], an invitation to the private BBQ Tools Founder's Circle community, and your name listed on our Founding Investors page.
$500+
The Host's Essentials Kit:
Everything above, plus a high-quality BBQ Grill Brush and a custom-branded BBQ Tools apron. For the person who takes hosting seriously.
$1,000+
The Griddle Master's Pack:
Everything above, plus early access to our unreleased Flat-Top Griddle Tools and Heath's private, investor-only Pork Butt Recipe. These tools are not available anywhere yet.
$5,000+
The Insider's Access Package:
Everything above, plus a spot in an exclusive live Zoom cooking class with Heath. Small group. Real recipes. The kind of tips you only get from someone who has competed at the highest level.
$10,000+
The Pitmaster's BBQ Crawl*:
Everything above, plus a private Kansas City BBQ Crawl with Heath and Brett. You and a guest. A full day at the places we actually go. Surprise guests along the way.
$25,000+
The Investor's Exclusive Day Long Cooking Class*:
Everything above, plus a full day of hands-on cooking with Heath, Brett, and a small group of fellow top investors. Signature BBQ Tool Set and premium Grill Cover included.
This Reg CF offering is made available through Wefunder Portal, member FINRA.
Investing is speculative, illiquid, and involves risk, including possible loss of your entire investment.
porkbarrelbbq
porkbarrelbbq We put real thought into the investor perks for this raise. Here's what you get when you back BBQ Tools on Wefunder:
20% off your investment if you're in before we hit $150,000 raised. Free tools. Secret recipes. A personal cooking experience with Heath. And more.
We wanted the perks to feel like something you'd actually want, from people who actually cook.
See the full list and reserve your spot on Wefunder → Link in bio
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
30w
porkbarrelbbq #BBQTools #Wefunder #Founders #RegCF #BBQ #Griddle #Blackstone
30w 1 like Reply
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April 7
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BBQ TOOLS
PORK BARREL BBQ
PORK BARREL
INVEST IN BBQ TOOLS BEFORE WE HIT $150K RAISED AND GET 20% OFF.
RESERVE YOUR SPOT ON WEFUNDER STARTING AT $100.
This Reg CF offering is made available through Wefunder Portal, member FINRA.
Investing is speculative, illiquid, and involves risk, including possible loss of your entire investment.
porkbarrelbbq
porkbarrelbbq We've set up an early bird perk for the people who get in on the BBQ Tools raise before we hit $150,000 raised: 20% off your investment.
We're sharing this opportunity with you first because this community is who we built the brand with. You followed us through Pork Barrel, through Shark Tank, through all of it.
Once we hit $150K, the early bird discount is gone. We're already on our way there.
You can reserve your spot on Wefunder today starting at $100. Reserve today → Link in bio
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
30w
porkbarrelbbq #BBQTools #Wefunder #EarlyBird #RegCF #BBQ #Griddle
30w Reply See translation
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April 2
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BBQ TOOLS
FIFTEEN YEARS.
SHARK TANK. PORK BARREL BBQ.
NOW BBQ TOOLS.
20% DISCOUNT FOR INVESTORS
WHO GET IN BEFORE $150K RAISED.
This Reg CF offering is made available through Wefunder Portal, member FINRA.
Investing is speculative, illiquid, and involves risk, including possible loss of your entire investment.
porkbarrelbbq
porkbarrelbbq If you're the person everyone counts on at the cookout, you know the difference between tools that hold up and tools that don't.
That's why we built BBQ Tools. We spent fifteen years building Pork Barrel BBQ, starting as competitive cooks, taking it to Shark Tank, and learning what people who actually cook really need. This is the next thing we're building, and we wanted this community to know first.
The campaign page is live on Wefunder. You can reserve your spot with no obligation to complete. Link in bio.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
31w
fred_of_chicago Im curious but im not getting what you're stepping in. Is there a website explains this?
30w Reply
View replies (1)
porkbarrelbbq #BBQTools #Wefunder #EarlyBird #RegCF #BBQ #PorkBarrel
31w Reply
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March 28
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Post

BBQ TOOLS

Early access to the BBQ Tools round is now open, and you're already in the right place.

Right now, we have a unique window where we can offer our inner circle the best possible terms to join us as we build the future of the backyard.

Here's the deal: to reward our earliest supporters, we are offering an **Early Bird 20% discount** on your investment for the first $150,000 committed on the platform. We've already crossed $60,000 in reservations, so less than $90,000 in the early bird discount remains.

EARLY BIRD 20% DISCOUNT!

This discount is available on a first-come, first-served basis. You can claim your 20% discount and secure your spot here:

Claim Your 20% Early Bird Discount

Once the first $150K in reservations is filled, the early bird terms close and standard pricing applies.

To hold your spot, click "Watch for Updates" or "FOLLOW" on Wefunder and submit your investment reservation. It takes a few minutes and locks in your access before the public launch.

TO HOLD YOUR SPOT, CLICK "FOLLOW."

Reserve Your Early Bird Spot

Whether you've been a loyal customer for years or you just joined our community, we would be honored to have you as a founding stakeholder. Help us show the world that the best tools are built by the people who use them.

Thank you for being a part of this journey.



Brett
& Heath

Wefunder Disclosure: BBQ Tools is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

BBQ TOOLS

You've trusted Pork Barrel BBQ for years.
You know our rubs, our sauces, and our story.

Now we want to share what's next.

We're building BBQ Tools. The same commitment to quality you expect from Pork Barrel, now in every spatula, cover, and grill tool we make.

Brett and Heath have spent the last year proving the model works. **We hit $400K in sales. We're profitable. We're Top 10 on Walmart. Customers are giving us 4.6 stars.**

Now we're getting ready to ***invite people to own part of what we're building***.

You're hearing about it first because you've been with us from the beginning. Before we open this up to everyone, we wanted to give our Pork Barrel family early access.

If you're interested in learning more and staying updated, click here to sign up.

Sign Up Now > >

We'll keep you posted as things develop.
Thanks for being part of the Pork Barrel family.



Brett & Heath


15 YEARS
OF CONSUMER TRUST
UNDER THE NAME
PORK BARREL BBQ.
PRODUCTS SOLD AT
COSTCO, WALMART,
SAM'S CLUB,
AND AMAZON.
AFTER
SHARK TANK,
WE KEPT BUILDING.

Wefunder Disclosure: BBQ Tools is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

BBQ TOOLS

You've trusted Pork Barrel BBQ for years.
You know our rubs, our sauces, and our story.

Now we want to share what's next.

We're building BBQ Tools. The same commitment to quality you expect from Pork Barrel, now in every spatula, cover, and grill tool we make.

Brett and Heath have spent the last year proving the model works. **We hit $400K in sales. We're profitable. We're Top 10 on Walmart. Customers are giving us 4.6 stars.**

Now we're getting ready to ***invite people to own part of what we're building.***

We are expanding into Griddle Tools! Here's a Smash Burger Meat Press Sneak Peek:


PORK BARREL BBQ

You're hearing about it first because you've been with us from the beginning. Before we open this up to everyone, we wanted to give our Pork Barrel family early access.

If you're interested in learning more and staying updated, click here to sign up.

Sign Up Now > >

We'll keep you posted as things develop.
Thanks for being part of the Pork Barrel family.



Brett
& Heath

15 YEARS OF CONSUMER TRUST UNDER THE NAME PORK BARREL BBQ.

PRODUCTS SOLD AT COSTCO, WALMART, SAM'S CLUB, AND AMAZON.


AFTER
SHARK TANK,
WE KEPT BUILDING.

Wefunder Disclosure: BBQ Tools is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

BBQ TOOLS

You can own a piece of BBQ Tools for as little as $100, and your support would be a massive help.

We're currently offering a 20% Early Bird bonus on the first $150,000 invested, and have made great progress so far and looking to get next investments by this Thursday, June 4th.

I'd be grateful if you could take a quick look before then: https://wefunder.com/bbq.tools

But the perks we built around it are worth knowing about too, because we designed them for people who barbecue, not just people who invest.



EARN PERKS WHEN YOU INVEST
$250+
The Founder's Nod:
Heath's BBQ Smoking Temp Guide [digital], an invitation to the private BBQ Tools Founder's Circle community, and your name listed on our Founding Investors page.
$500+
The Host's Essentials Kit:
Everything above, plus a high-quality BBQ Grill Brush and a custom-branded BBQ Tools apron. For the person who takes hosting seriously.
$1,000+
The Griddle Master's Pack:
Everything above, plus early access to our unreleased Flat-Top Griddle Tools and Heath's private, investor-only Pork Butt Recipe. These tools are not available anywhere yet.
$5,000+
The Insider's Access Package:
Everything above, plus a spot in an exclusive live Zoom cooking class with Heath. Small group. Real recipes. The kind of tips you only get from someone who has competed at the highest level.

has competed at the highest level.



$10,000+

The Pitmaster's BBQ Crawl*:

Everything above, plus a private Kansas City BBQ Crawl with Heath and Brett. You and a guest. A full day at the places we actually go. Surprise guests along the way.



$25,000+

The Investor's Exclusive Day Long Cooking Class*:

Everything above, plus a full day of hands-on cooking with Heath, Brett, and a small group of fellow top investors. Signature BBQ Tool Set and premium Grill Cover included.

The early bird window closes once the first $150,000 in reservations is filled. Don't miss out.

Reserve Your Early Bird Spot



Brett & Heath

Wefunder Disclosure: BBQ Tools is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

BBQ TOOLS

BBQ Legend Dave "Sweet Baby Ray" Raymond Becomes an Early Supporter of BBQ Tools!

We have some exciting news. Dave "Sweet Baby Ray" Raymond—founder of Sweet Baby Ray's BBQ Sauce and one of the most successful entrepreneurs in barbecue history—has officially become an early supporter of BBQ Tools! Learn more here - https://wefunder.com/bbq.tools

Dave built Sweet Baby Ray's from a family recipe into America's best-selling barbecue sauce brand. We've been fortunate to know him as a friend and mentor for years, and having someone of his magnitude validate our vision is incredibly humbling.

While we're extremely grateful for his early support, we're equally excited to tap into his decades of experience. His expertise in building products, retail relationships, and immense customer loyalty in the backyard cooking space will be an invaluable resource as we grow.

Whether you've been a customer, follower, or supporter from the beginning—or you're just discovering BBQ Tools today—we would be honored to have you join us on this journey. The future of backyard cooking is being built right now, and we're just getting started.



The early bird window closes once the first $150,000 in reservations is filled. Don't miss out.

Reserve Your Early Bird Spot



Brett & Heath

Wefunder Disclosure: BBQ Tools is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

BBQ TOOLS

BBQ Tools Launches Griddle Tool and Accessory Collection on Walmart.com

The new collection, which includes cast iron smash burger presses, professional-grade griddle spatulas, and heavy-duty griddle covers, is now available for purchase on Walmart.com, get yours now via link below:

[Pork Barrel Blackstone 36 inch Griddle Cover]

[Pork Barrel Blackstone 28 inch Griddle Cover]

[Pork Barrel Smash Burger Griddle Press]

[Pork Barrel Burger and Bacon Griddle Press]

[Pork Barrel Wide Griddle Spatula]

[Pork Barrel BBQ Long Griddle Spatula]

BBQ Tools is planning to conduct an equity crowdfunding campaign through Wefunder. The campaign allows customers, supporters, and outdoor cooking enthusiasts to invest alongside the company's founders as BBQ Tools continues to expand its product lineup and retail footprint.

Learn more here - https://wefunder.com/bbq.tools


BBQ TOOLS
PORK BARREL BBQ'S
NEW
GRIDDLE TOOL LAUNCH
Griddle Covers, Smash Burger Presses, Griddle Spatulas
A NEW STANDARD IN GRIDDLE PERFORMANCE. LEVEL UP YOUR COOKS.
TOOLS DESIGNED BY PITMASTERS FOR THE COOKS WHO MAKE GRIDDLE COOKING THEIR THING.

The early bird window closes once the first $150,000 in reservations is filled. Don't miss out.

Reserve Your Early Bird Spot



Brett & Heath

Wefunder Disclosure: BBQ Tools is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Pork Barrel BBQ's Post

Pork Barrel BBQ
Published by Brett Thompson · October 29 at 2:10 PM ·

Exciting News for Pork Barrel BBQ lovers!
You've devoured our rubs, slathered on our sauces & spread the word.

Now, co-founders Brett & Heath are firing up... BBQ Tools!

$400K in year 1 sales and a Top 10 Walmart brand? We're just getting started!
Want to join the next chapter?
Click 'Watch for Updates' on WeFunder now


BBQ TOOLS
YOU KNOW THE FLAVOR.
NOW MEET THE TOOLS.
YOU'VE TRUSTED PORK BARREL BBQ FOR YEARS.
BE THE FIRST TO JOIN A BRAND YOU ALREADY BELIEVE IN.
Click on We funder page for more details
WATCH FOR UPDATES
BBQ Tools is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

WEFUNDER.COM
🔥 **Early Access to BBQ Tools Investment**

Learn more


BBQ TOOLS
YOU KNOW THE FLAVOR.
NOW MEET THE TOOLS.
YOU'VE TRUSTED PORK BARREL BBQ FOR YEARS.
BE THE FIRST TO JOIN A BRAND YOU ALREADY BELIEVE IN.
Click on We funder page for more details
WATCH FOR UPDATES
BBQ Tools is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

porkbarrelbbq ...

porkbarrelbbq 4d
Exciting News for Pork Barrel BBQ lovers!
You've devoured our rubs, slathered on our sauces & spread the word.

Now, co-founders Brett & Heath are firing up... BBQ Tools!

$400K in year 1 sales and a Top 10 Walmart brand? We're just getting started!
Want to join the next chapter?
Click 'Watch for Updates' on WeFunder now

No comments yet.

ⓘ This post is currently boosted.

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4 days ago

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BBQ TOOLS
YOU KNOW THE FLAVOR.
NOW MEET THE TOOLS.
YOU'VE TRUSTED PORK BARREL BBQ FOR YEARS.
BE THE FIRST TO JOIN A BRAND YOU ALREADY BELIEVE IN.
Click on We funder page for more details
WATCH FOR UPDATES
BBQ Tools is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

porkbarrelbbq ...

porkbarrelbbq 4d
Exciting News for Pork Barrel BBQ lovers!
You've devoured our rubs, slathered on our sauces & spread the word.

Now, co-founders Brett & Heath are firing up... BBQ Tools!

$400K in year 1 sales and a Top 10 Walmart brand? We're just getting started!
Want to join the next chapter?
Click 'Watch for Updates' on WeFunder now

No comments yet.

ⓘ This post is currently boosted.

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4 days ago

Add a comment...


BBQ TOOLS
BUILT FOR THE
GRIDDLE
YOU'RE PART OF SOMETHING.
THESE TOOLS ARE DESIGNED FOR
THE WAY YOU ACTUALLY COOK.
Click on We funder page for more details
WATCH FOR UPDATES
BBQ Tools is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
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Pork Barrel BBQ fans, rejoice!
You've devoured our rubs & raved about our sauces. Now, founders Brett & Heath are firing up...
BBQ Tools!
We sizzled past $400K in year 1 sales and became a Top 10 Walmart brand!
Ready for the next juicy chapter? Click 'Watch for Updates' on WeFunder now to join the movement!
dumitrudorincoman 1d
MR PRESIDENT DONALD J TRUMP
THIS WORDS SHOULD BE IN EVERY
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Pork Barrel BBQ's Post

Pork Barrel BBQ
Published by Tiffany Gale · February 18 ·

Brett and Heath stepped onto Shark Tank fifteen years ago and secured a deal with Barbara Corcoran. They built Pork Barrel BBQ into a national brand around bringing people together.

Now they're expanding into BBQ Tools.

Pork Barrel BBQ Tools is:
- ✓ Profitable with $400K+ in sales in year one
- ✓ 4.6+ star ratings across Amazon and Walmart
- ✓ Top-10 grill cover brand on Walmart.com

The BBQ tools market is heating up with 1.7B monthly smash burger searches and 1.2B TikTok views on griddle cooking.

The community that built this brand can now be part of a profitable, growing business at the intersection of a massive trend.

Help us continue bringing people together through great BBQ. Learn more here:
https://wefunder.com/bbqtools


BBQ TOOLS
AFTER
SHARK TANK,
WE KEPT BUILDING.
WE'VE SPENT 15 YEARS PROVING THAT
GREAT BBQ BRINGS PEOPLE TOGETHER.
WE'RE BRINGING THAT SAME COMMITMENT TO THE
TOOLS YOU REACH FOR WHEN IT MATTERS MOST.
SIGN UP TO BE NOTIFIED WHEN OUR
WEFUNDER CAMPAIGN OPENS.
GET NOTIFIED
BBQ Tools is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

WEFUNDER.COM

Learn more



BBQ TOOLS
AFTER
SHARK TANK,
WE KEPT BUILDING.
WE'VE SPENT 15 YEARS PROVING THAT
GREAT BBQ BRINGS PEOPLE TOGETHER.
WE'RE BRINGING THAT SAME COMMITMENT TO THE TOOLS YOU REACH FOR WHEN IT MATTERS MOST.
SIGN UP TO BE NOTIFIED WHEN OUR WEFUNDER CAMPAIGN OPENS.
GET NOTIFIED
BBQ Tools is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



porkbarrelbbq
porkbarrelbbq 35w
Brett and Heath stepped onto Shark Tank fifteen years ago and secured a deal with Barbara Corcoran. They built Pork Barrel BBQ into a national brand around bringing people together.
Now they're expanding into BBQ Tools.
Pork Barrel BBQ Tools is:
✓ Profitable with $400K+ in sales in year one
✓ 4.6+ star ratings across Amazon and Walmart
✓ Top-10 grill cover brand on Walmart.com
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March 2
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Pork Barrel BBQ's Post

March 2 ·

Brett and Heath stepped onto Shark Tank fifteen years ago and secured a deal with Barbara Corcoran. They built Pork Barrel BBQ into a national brand around bringing people together.

Now they're expanding into BBQ Tools.

Pork Barrel BBQ Tools is:
✔ Profitable with $400K+ in sales in year one
✔ 4.6+ star ratings across Amazon and Walmart
✔ Top-10 grill cover brand on Walmart.com

The BBQ tools market is heating up with 1.7B monthly smash burger searches and 1.2B TikTok views on griddle cooking.

The community that built this brand can now be part of a profitable, growing business at the intersection of a massive trend.

Help us continue bringing people together through great BBQ. Learn more here: https://wefunder.com/bbqtools


BBQ TOOLS
FROM SHARK TANK
TO YOUR BACKYARD
BBQ TOOLS IS A GROWING BUSINESS BUILT BY FOUNDERS WHO'VE DONE THIS BEFORE.
✔ SHARK TANK ALUMNI WITH BARBARA CORCORAN
✔ 15 YEARS BUILDING CONSUMER BRANDS
✔ $400K+ IN SALES IN 12 MONTHS
✔ SOLD AT AMAZON AND WALMART
✔ 4.6-STAR RATINGS
RESERVE YOUR SPOT
BBQ Tools is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

WEFUNDER.COM

Founders Who've Done This Before

Learn more


BBQ TOOLS
FROM SHARK TANK
TO YOUR BACKYARD
BBQ TOOLS IS A GROWING BUSINESS BUILT BY FOUNDERS WHO'VE DONE THIS BEFORE.
✓ SHARK TANK ALUMNI WITH BARBARA CORCORAN
✓ 15 YEARS BUILDING CONSUMER BRANDS
✓ $400K+ IN SALES IN 12 MONTHS
✓ SOLD AT AMAZON AND WALMART
✓ 4.6-STAR RATINGS
RESERVE YOUR SPOT
BBQ Tools is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

porkbarrelbbq ...

porkbarrelbbq 35w
Brett and Heath stepped onto Shark Tank fifteen years ago and secured a deal with Barbara Corcoran. They built Pork Barrel BBQ into a national brand around bringing people together.

Now they're expanding into BBQ Tools.

Pork Barrel BBQ Tools is:
✓ Profitable with $400K+ in sales in year one
✓ 4.6+ star ratings across Amazon and Walmart
✓ Top-10 grill cover brand on Walmart.com

This post is currently boosted.

View insights

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March 2

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